July 4, 2013

Attn. Mr. Martin James, Senior Assistant Chief Accountant

Division of Corporation Finance
U.S. Securities & Exchange Commission
100F Street, NE
Washington, D.C. 20549

Re:          Ituran Location and Control Ltd.
Form 20-F for fiscal year ended December 31, 2012
Filed: April 25, 2013
Form 20-F/A for the fiscal year ended December 31, 2012
Filed: June 26, 2013
File No. 001-32618

Ladies and Gentlemen:

This letter is submitted on behalf of Ituran Location and Control Ltd. (the "Company"), in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Annual Report on Form 20-F for the year ended December 31, 2012, as amended (the “2012 20-F”).

Our numbered responses below correlate to the numbers in Staff comment letter dated July 24, 2013.

1.
In response to Staff’s comment, exhibit 4.22 (Frame Product and Services Purchase Agreement dated January 1, 2008) to the 2012 20-F (filed as an exhibit to the Company's annual report on Form 20-F for the year ended December 31, 2007 and incorporated by reference in its later annual reports) includes material license terms. Furthermore, for the purpose of completeness, whereas exhibit 4.22 agreement references another license agreement, the Company will amend the 2012 20-F to include reference to Radio Location System License Agreement dated July 13, 2004 (incorporated by reference in prior years to Company's registration statement on Form F-1 filed on September 23, 2005), which was referenced in Item 19 list of exhibits previously and mistakenly omitted.

2.
In response to Staff's comment, the Company's average annual subscription revenue per subscriber (excluding the effect of currency fluctuations) was US$15.45, US$15.82 and US$16.12 in 2010, 2011 and 2012, respectively. No material changes in the annual average revenue per subscriber occurred. The average subscription revenue per new subscribers (excluding the effect of currency fluctuations)  in each of the years 2010, 2011 and 2012 was US$16.90, US$18.00 and US$17.69, respectively.  No material changes in the average annual revenue per new subscriber occurred. As of March 31, 2013 the Company's average subscription revenue per subscriber (excluding the effect of currency fluctuations) was US$16.28.

3.	In response to Staff's comment, the Company will file an amendment to its 2012 20-F to include the 906 certifications which were inadvertently omitted.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions about this response, please feel free to call the undersigned at +972-3-557-1346 or by facsimile +972-3-557-1327.

Sincerely, Eli Kamer Chief Financial Officer Ituran Location and Control Ltd.

3 Hashikma St., Industrial Zone Azour  • Mailing Address : P.O.B 11473  •  Tel    03-5571327  •  Fax   03-5571336